UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Nortel Inversora S.A. Unaudited Condensed Consolidated Financial Statements as of September 30, 2013

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND 2012

NORTEL INVERSORA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of September 30, 2013 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2.	The Company and the Telecom Group’s activities for the nine-month periods ended September 30, 2013 (“9M13”) and 2012 (“9M12”)

Total revenues and other income for 9M13 amounted to $19,853 (+23.8% vs. 9M12), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E – amounted to $16,605 (+25.3% vs. 9M12), operating income before depreciation and amortization amounted to $5,539 – representing 27.9% of consolidated revenues – (+17.5% vs. 9M12), operating income amounted to $3,248 (+16.3% vs. 9M12) and net income amounted to $2,344 (+25.3% vs. 9M12). Net income attributable to Nortel amounted to $1,259 in 9M13 (+28.2% vs. 9M12).

			Variation
	9M13	9M12	$	%
Revenues	19,827	16,025	3,802	23.7
Other income	26	16	10	62.5
Operating costs without depreciation and amortization	(14,314)	(11,325)	(2,989)	26.4

Operating income before depreciation and amortization	5,539	4,716	823	17.5
Depreciation and amortization	(2,130)	(1,927)	(203)	10.5
Gain on disposal of PP&E and impairment of PP&E	(161)	4	(165)	n/a

Operating income	3,248	2,793	455	16.3
Financial results, net	375	117	258	220.5

Net income before income tax expense	3,623	2,910	713	24.5
Income tax expense	(1,279)	(1,040)	(239)	23.0

Net income	2,344	1,870	474	25.3

Attributable to:
Nortel (Controlling Company)	1,259	982	277	28.2
Non-controlling interest	1,085	888	197	22.2

	2,344	1,870	474	25.3

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	120.57	94.04
Class “B” preferred shares	419.13	326.91

•	Total revenues and other income

During 9M13 consolidated total revenues increased 23.7% (+$3,802 vs. 9M12) amounting to $19,827 mainly fueled by mobile businesses, the Broadband and data transmission, while consolidated other income increased 62.5% (+$10 vs. 9M12), mainly due indemnities from suppliers in the Núcleo mobile services segment.

			Variation
	9M13	9M12	$	%
Services
Voice – Retail	1,969	1,838	131	7.1
Voice – Wholesale	583	548	35	6.4
Internet	1,827	1,442	385	26.7
Data	686	528	158	29.9

Subtotal fixed services	5,065	4,356	709	16.3

Voice – Retail	3,548	3,249	299	9.2
Voice – Wholesale	1,419	1,306	113	8.7
Internet	1,405	890	515	57.9
Data	5,390	4,128	1,262	30.6

Subtotal Personal mobile services	11,762	9,573	2,189	22.9

Voice – Retail	273	242	31	12.8
Voice – Wholesale	87	61	26	42.6
Internet	193	108	85	78.7
Data	234	194	40	20.6

Subtotal Núcleo mobile services	787	605	182	30.1

Total services revenues	17,614	14,534	3,080	21.2

Equipment
Fixed services	49	61	(12)	(19.7)
Personal mobile services	2,109	1,408	701	49.8
Núcleo mobile services	55	22	33	150.0

Total equipment revenues	2,213	1,491	722	48.4

Total revenues	19,827	16,025	3,802	23.7

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

I

NORTEL INVERSORA S.A.

Services revenues amounted to $17,614 (+21.2% vs. 9M12) and represented 88.8% of consolidated revenues (vs. 90.7% in 9M12). Equipment revenues increased 48.4%, amounting to $2,213 and represented 11.2% of consolidated revenues (vs. 9.3% in 9M12).

Fixed services

During 9M13, services revenues generated by this segment amounted to $5,065, +$709 or 16.3% vs. 9M12, where Internet revenues have grown the most (+$385 or 26.7% vs. 9M12), followed by data transmission services (+$158 or 29.9% vs. 9M12) and voice retail services (+$131 or 7.1% vs. 9M12).

➢	Voice

Voice retail revenues amounted to $1,969 in 9M13 (+7.1% vs. 9M12). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 33% of the segment revenues in 9M13 (vs. 38% in 9M12).

Monthly Charges and Supplementary Services increased $65 or 8.5% vs. 9M12, to $833, as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices and, to a lesser extent, to the increase in the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $1,029, (+$61 or 6.3% vs. 9M12), mainly due to the increase in the commercialization of domestic plans and domestic long distance services. In relative terms, revenues from local measured service and domestic long distance measured service increased the most with 6.5% and 7.8%, respectively, vs. 9M12.

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $53) amounted to $583 in 9M13 (+6.4% vs. 9M12). Interconnection fixed and mobile revenues amounted to $407. The other wholesale revenues amounted to $176 in 9M13 (+$13 or 8.0% vs. 9M12).

➢	Internet

Internet revenues amounted to $1,827 (+$385 or 26.7% vs. 9M12) mainly due to the expansion of the Broadband service (+3.5% of customers vs. 9M12) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $121.4 pesos per month in 9M13 vs. $99.2 pesos per month in 9M12. As of September 30, 2013, Telecom Argentina reached approximately 1,669,000 ADSL customers. These connections represent approximately 40.5% of Telecom Argentina’s fixed lines in service (vs. 38.9% in 9M12).

Internet revenues represent 9.2% of consolidated revenues (similar to 9M12) and 36.1% of Fixed Services segment revenues (vs. 33.1% in 9M12).

➢	Data

Data transmission revenues amounted to $686 (+$158 vs. 9M12), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to the growth of Integra and VPN IP services (private data networks services that replace the point to point services) in the retail segment, to the growth of IP traffic in the wholesale segment and to the growth of Datacenter services’ monthly charges and transmission services, especially of Housing services and value added services transmission.

Personal Mobile Services

During 9M13, total services revenues amounted to $11,762, +$2,189 or 22.9% vs. 9M12, being the principal business segment in revenues terms (59.3% and 59.7% of consolidated revenues in 9M13 and 9M12, respectively). Personal reached 19.9 million subscribers in Argentina (+5.0% vs. 9M12) maintaining the leadership in revenues in the mobile industry. Approximately 68% of the subscriber base is prepaid subscribers and 32% is postpaid subscribers (including “Cuentas Claras” plans and Mobile Internet dongles).

➢	Voice

Voice retail revenues amounted to $3,548 in 9M13 (+9.2% vs. 9M12). The increase was mainly due to the increase in the lines billed, the increase in the monthly charges prices and to an increase in the subscriber base, specially “Cuentas Claras” subscribers.

Voice wholesale revenues amounted to $1,419 in 9M13 (+8.7% vs. 9M12). The increase was mainly due to higher TLRD traffic, to an increase in roaming sales in the national segment and to the increase of mobile leases, mainly due to new agreements and to the renegotiation of the existing ones.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

II

NORTEL INVERSORA S.A.

➢	Internet

Mobile Internet revenues amounted to $1,405 (+$515 or 57.9% vs. 9M12). This increase is mainly explained by the increase in consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers and the migration of existing ones to higher-value plans, partially offset by the revenues decrease generated by the decrease of Mobile Internet dongles subscribers.

➢	Data

Mobile data services revenues amounted to $5,390 (+$1,262 or 30.6% vs. 9M12). This increase was mainly due to the constant SMS sales increase as a result of several campaigns launched by Personal and especially the growth of the offers of SMS with contents, which represented an inter-annual increase of $1,005. This increase was reflected both in prepaid and postpaid subscribers and is mainly due to the increase in average prices and, to a lesser extent, to the increase in the subscriber base.

As a consequence of the increase in the use of VAS (Internet and data), ARPU increased to $66.1 pesos per month in 9M13 (vs. $55.8 pesos per month in 9M12).

VAS revenues (data and Internet) amounted to $6,795 (+35.4% vs. 9M12) and represented 57.8% of the services revenues of Personal Mobile Services segment (vs. 52.4% in 9M12).

Núcleo Mobile Services

This segment generated services revenues equivalent to $787 during 9M13 (+$182 or 30.1% vs. 9M12) mainly due to the increase in the subscriber base (+6.0%), to the appreciation of the Guaraní respect to the argentine peso (+18% inter-annual) generating a positive effect in revenues conversion and the increase of Mobile Internet revenues (+78.7% vs. 9M12) related to the increase of subscribers traffic that have mobile equipment prepared for that purpose. As of September 30, 2013, Núcleo’s subscriber base reached 2.4 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20% in 9M13, respectively.

VAS revenues (data and Internet) amounted to $427 (+41.4% vs. 9M12) and represented 54.3% of Núcleo Mobile Services segment services revenues (vs. 49.9% in 9M12).

Equipment

Revenues from equipment amounted to $2,213, +$722 or 48.4% vs. 9M12. This increase is mainly related to the Personal Mobile Services segment with an increase of $701 vs. 9M12. The increase was mainly due to an increase in the handset’s average prices (+73.1% vs. 9M12), partially offset by lower handsets sold (-14.3% vs. 9M12). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the increase was mainly due to a higher number of handsets sold as a result of higher-value handsets and the launch of targeted promotions to capture new subscribers and retaining existing ones, associated to the effect of the appreciation of the Guaraní respect to the argentine peso.

•	Operating costs

Consolidated operating costs – including depreciation, amortization and gain on disposal of PP&E and impairment of PP&E – amounted to $16,605 in 9M13, which represented an increase of $3,357 or 25.3% vs. 9M12. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Group in Argentina, the increase in taxes, especially by the increase in the average rates of the turnover tax, the increase in provisions related to regulatory matters, the increase in provisions related to claims and other regulatory contingencies, the increase of VAS costs and the effect of the appreciation of the Guaraní (+18% inter-annual) respect to the argentine peso, affecting the operations in Paraguay.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

III

NORTEL INVERSORA S.A.

			Variation
	9M13	9M12	$	%
Employee benefit expenses and severance payments	(2,998)	(2,371)	(627)	26.4
Interconnection costs and other telecommunication charges	(1,386)	(1,214)	(172)	14.2
Fees for services, maintenance, materials and supplies	(1,884)	(1,567)	(317)	20.2
Taxes and fees with the Regulatory Authority	(1,959)	(1,456)	(503)	34.5
Commissions	(1,974)	(1,640)	(334)	20.4
Agent commissions capitalized as SAC	367	218	149	68.3
Cost of equipment and handsets	(2,392)	(1,895)	(497)	26.2
Cost of equipment and handsets capitalized as SAC	223	374	(151)	(40.4)
Advertising	(452)	(475)	23	(4.8)
Cost of VAS	(503)	(211)	(292)	138.4
Provisions	(225)	(112)	(113)	100.9
Bad debt expenses	(221)	(218)	(3)	1.4
Recovery of restructuring costs	8	—	8	n/a
Other operating expenses	(918)	(758)	(160)	21.1

Subtotal	(14,314)	(11,325)	(2,989)	26.4

Depreciation of PP&E	(1,447)	(1,325)	(122)	9.2
Amortization of SAC and service connection costs	(665)	(586)	(79)	13.5
Amortization of other intangible assets	(18)	(16)	(2)	12.5
Gain on disposal of PP&E and impairment of PP&E	(161)	4	(165)	n/a

Total operating costs	(16,605)	(13,248)	(3,357)	25.3

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $2,998 (+$627 or 26.4% vs. 9M12). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,665 by the end of 9M13 – 16,660 employees of the Telecom Group and 5 employees of the Company, slightly lower than 9M12 between employees and eventual employees, lines in service per employee reached 373 in the Fixed Services segment (slightly higher than 9M12), subscribers per employee reached 3,839 in the Personal Mobile Services segment (+4.3% vs. 9M12) and subscribers per employee reached 5,547 (+6.4% vs. 9M12) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,386 (+$172 or 14.2% vs. 9M12) mainly due to higher traffic volume in the domestic market.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $1,884 (+$317 or 20.2% vs. 9M12). The increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments as a result of an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $1,959 (+34.5% vs. 9M12 influenced mainly by the increase in revenues of fixed and mobile services, higher equipment sales and higher average rates of the turnover tax in Autonomous City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $1,974 (+$334 or 20.4% vs. 9M12), mainly due to the increase in commercial agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention, higher cards sales and prepaid recharges and the increase in collections.

In the other hand, agent commissions capitalized as SAC amounted to $367, +$149 or 68.3% vs. 9M12 and is directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

IV

NORTEL INVERSORA S.A.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $2,392 (+$497 or 26.2% vs. 9M12) mainly due to an increase in the average unit cost of sales related to higher-value handsets (+44.8% vs. 9M12) and to a decrease in the handsets sold (-14.3% vs. 9M12) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold to postpaid and “Cuentas Claras” subscribers amounted to $223, -$151 or -40.4% vs. 9M12. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment (7% in 9M13 vs. 24% in 9M12).

Advertising

Advertising amounted to $452 (-$23 or -4.8% vs. 9M12), mainly due to a reduction in the commercial campaigns of Personal and Arnet as compared to 9M12.

Cost of VAS

Cost of VAS amounted to $503 (+$292 vs. 9M12), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service) as a consequence of several campaigns launched by Personal and especially a higher offer oriented to the consumption of SMS with contents.

Provisions

Provisions amounted to $225, +$113 or 100.9% vs. 9M12. The increase was mainly due to higher regulatory and municipal claims ($82 vs. 9M12) and higher civil and commercial claims ($41 vs. 9M12), partially offset by lower labor claims (-$10 vs. 9M12).

Bad debt expenses

Bad debt expenses amounted to $221 (+$3 vs. 9M12), representing approximately 1.1% and 1.4% of consolidated revenues in 9M13 and 9M12, respectively. The increase was mainly observed in Núcleo Mobile Services segment as a consequence of higher aging of the accounts receivables.

Recovery of restructuring costs

Recovery of restructuring costs amounted to $8 in 9M13 and is related to the finalization of the Restructuring Plan initiated by the Telecom Group in the last quarter of 2012.

Other operating costs

Other operating costs amounted to $918 (+$160 or 21.1% vs. 9M12). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses, among others, in the operations in Argentina; and the increase of rent prices, as a result of new agreements and the renegotiation of some of the existing ones.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $5,539 (+$823 or 17.5% vs. 9M12), representing 27.9% of consolidated revenues in 9M13 (vs. 29.4% in 9M12). This growth was mainly fueled by the Personal Mobile Services segment (+$723 or 22.2% vs. 9M12).

Depreciation and amortization

Depreciation and amortization amounted to $2,130 (+$203 or 10.5% vs. 9M12). The increase in PP&E depreciation amounted to $122, the increase in amortization of SAC and service connection costs amounted to $79 and the increase in amortization of other intangible assets of amounted to $2. The increase in depreciation and amortization corresponds 29% to the Fixed Services segment and 71% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to $11, +$7 vs. 9M12, and is mainly related to the Fixed Services segment. Impairment of PP&E amounted to $172 in 9M13 and is mainly related to the discontinuation of a commercial system of Personal (amounting to $50) and to the impairment of certain PP&E items related to some projects undertaken by Telecom Argentina with the public sector and the private sector that present uncertainty regarding their development and future associated cash flows (amounting to $122).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

V

NORTEL INVERSORA S.A.

•	Operating income

Operating income amounted to $3,248 in 9M13 (+$455 or +16.3% vs. 9M12). The margin over consolidated revenues represented 16.4% in 9M13 (vs. 17.4% in 9M12). Personal Mobile Services segment shows the higher increase (+$571 vs. 9M12).

•	Financial results, net

Financial results, net resulted in a net gain of $375, representing an improvement of $258 vs. 9M12. This was mainly due to higher financial interest on time deposits and other investments (+$242 vs. 9M12), higher gains on mutual funds (+$32 vs. 9M12) and higher interests on receivables (+$23 vs. 9M12), partially offset by a higher foreign currency exchange loss of $102.

•	Net income

Nortel reached a net income of $2,344 in 9M13, +$474 or +25.3% when compared to 9M12. Net income attributable to Nortel amounted to $1,259 in 9M13, +$277 or +28.2% as compared to 9M12.

•	Net financial assets

As of September 30, 2013, Net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $5,672, showing an increase of $2,967 as compared to September 30, 2012 (amounting to $2,705), mainly due to an increase in the generation of cash from operating activities of the Telecom Group. The Fixed Services segment shows a financial asset of $1,093, the Personal Mobile Services segment shows a net financial asset of $4,745, the Núcleo Mobile Services segment shows a net financial debt of $154 and Nortel shows a net financial debt of $12.

•	Capital expenditures (CAPEX)

CAPEX composition for 9M13 and 9M12 is as follows:

	In millions of $		% of participation		Variation
	9M13	9M12	9M13	9M12	$	%
Fixed Services	1,256	924	43%	42%	332	35.9
Personal Mobile Services	1,409	1,139	49%	52%	270	23.7
Núcleo Mobile Services	231	124	8%	6%	107	86.3

Total CAPEX	2,896	2,187	100%	100%	709	32.4

PP&E CAPEX amounted to $2,249 and intangible assets CAPEX amounted to $647 in 9M13, while in 9M12 amounted to $1,545 and $642, respectively.

In relative terms, CAPEX represented 15% of consolidated revenues in 9M13 (14% in 9M12), and were intended mainly for the External wiring and network access equipment, Transmission and Switching equipment, Computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 9M13 and 9M12 are as follows:

	In millions of $		% of participation		Variation
	9M13	9M12	9M13	9M12	$	%
Fixed Services	1,440	1,035	47%	45%	405	39.1
Personal Mobile Services	1,413	1,139	46%	50%	274	24.1
Núcleo Mobile Services	236	120	7%	5%	116	96.7

Total additions	3,089	2,294	100%	100%	795	34.6

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed available to customers; deployment of 3G services to support the growth of mobile Internet together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

VI

NORTEL INVERSORA S.A.

3.	The Company and the Telecom Group’s activities for the three-month periods ended September 30, 2013 (“3Q13”) and 2012 (“3Q12”)

Nortel’s net income amounted to $876 in 3Q13, +$249 or 39.7% vs. 3Q12. Net income attributable to Nortel amounted to $470 in 3Q13 (+$135 or 40.3% vs. 3Q12).

Total revenues and other income increased 26.1% vs. 3Q12 and operating income before depreciation and amortization amounted to $1,922 (+$338 or 21.3% vs. 3Q12), representing 27.0% of the consolidated revenues (vs. 28.1% in 3Q12). Operating income amounted to $1,195 (+$277 or 30.2% vs. 3Q12) Financial results, net amounted to $161 (+$113 or 235.4% vs. 3Q12), while income tax amounted to $480 (+$141 or 41.6% vs. 3Q12).

			Variation
	3Q13	3Q12	$	%
Revenues	7,114	5,645	1,469	26.0
Other income	13	7	6	85.7
Operating costs without depreciation and amortization	(5,205)	(4,068)	(1,137)	27.9

Operating income before depreciation and amortization	1,922	1,584	338	21.3
Depreciation and amortization	(731)	(669)	(62)	9.3
Gain on disposal of PP&E and impairment of PP&E	4	3	1	33.3

Operating income	1,195	918	277	30.2
Financial results, net	161	48	113	235.4

Net income before income tax expense	1,356	966	390	40.4
Income tax expense	(480)	(339)	(141)	41.6

Net income	876	627	249	39.7

Attributable to:
Nortel (Controlling Company)	470	335	135	40.3
Non-controlling interest	406	292	114	39.0

	876	627	249	39.7

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	45.01	32.08
Class “B” preferred shares	156.47	111.52

During 3Q13 consolidated revenues and other income increased 26.1% (+$1,475 vs. 3Q12) amounting to $7,127, mainly fueled by mobile services, Broadband and data transmission.

			Variation
	3Q13	3Q12	$	%
Services
Voice – Retail	672	620	52	8.4
Voice – Wholesale	207	191	16	8.4
Internet	636	517	119	23.0
Data	245	190	55	28.9

Subtotal fixed services	1,760	1,518	242	15.9

Voice – Retail	1,203	1,112	91	8.2
Voice – Wholesale	453	443	10	2.3
Internet	533	321	212	66.0
Data	1,990	1,475	515	34.9

Subtotal Personal mobile services	4,179	3,351	828	24.7

Voice – Retail	96	83	13	15.7
Voice – Wholesale	22	23	(1)	(4.3)
Internet	69	41	28	68.3
Data	77	68	9	13.2

Subtotal Núcleo mobile services	264	215	49	22.8

Total services revenues	6,203	5,084	1,119	22.0

Equipment
Fixed services	19	22	(3)	(13.6)
Personal mobile services	874	530	344	64.9
Núcleo mobile services	18	9	9	100.0

Total equipment revenues	911	561	350	62.4

Total Revenues	7,114	5,645	1,469	26.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

VII

NORTEL INVERSORA S.A.

Consolidated operating costs – including depreciation, amortization and gain on disposal of PP&E and impairment of PP&E – amounted to $5,932 in 3Q13, which represented an increase of $1,198 or +25.3% vs. 3Q12. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Group in Argentina, the increase in taxes, especially by the increase in the average rates of the turnover tax, the increase in provisions related to regulatory matters, the increase in provisions related to claims and other regulatory contingencies, the increase of VAS costs and the effect of the appreciation of the Guaraní respect to the argentine peso, affecting the operations in Paraguay.

			Variation
	3Q13	3Q12	$	%
Employee benefit expenses and severance payments	(1,124)	(877)	(247)	28.2
Interconnection costs and other telecommunication charges	(380)	(409)	29	(7.1)
Fees for services, maintenance, materials and supplies	(665)	(554)	(111)	20.0
Taxes and fees with the Regulatory Authority	(711)	(515)	(196)	38.1
Commissions	(732)	(587)	(145)	24.7
Agent commissions capitalized as SAC	149	65	84	129.2
Cost of equipment and handsets	(940)	(692)	(248)	35.8
Cost of equipment and handsets capitalized as SAC	59	130	(71)	(54.6)
Advertising	(166)	(161)	(5)	3.1
Cost of VAS	(202)	(89)	(113)	127.0
Provisions	(128)	(53)	(75)	141.5
Bad debt expenses	(56)	(70)	14	(20.0)
Other operating expenses	(309)	(256)	(53)	20.7

Subtotal	(5,205)	(4,068)	(1,137)	27.9
Depreciation of PP&E	(492)	(458)	(34)	7.4
Amortization of SAC and service connection costs	(233)	(206)	(27)	13.1
Amortization of other intangible assets	(6)	(5)	(1)	20.0
Gain on disposal of PP&E and impairment of PP&E and related assets	4	3	1	33.3

Total operating costs	(5,932)	(4,734)	(1,198)	25.5

CAPEX amounted to $1,342 in 3Q13 and amounted to $842 in 3Q12 (+$500 or 59.4%).

4.	Summary of comparative consolidated statements of financial position

	September 30,
	2013	2012	2011
Current assets	10,100	5,898	4,561
Non-current assets	11,848	10,270	9,090

Total assets	21,948	16,168	13,651

Current liabilities	7,649	5,126	5,076
Non-current liabilities	2,052	1,727	1,391

Total liabilities	9,701	6,853	6,467

Equity attributable to Nortel (Controlling Company)	6,645	5,011	3,695
Equity attributable non-controlling interest	5,602	4,304	3,489

Total Equity	12,247	9,315	7,184

Total liabilities and equity	21,948	16,168	13,651

5.	Summary of comparative consolidated income statements

	3Q13	3Q12	3Q11	9M13	9M12	9M11
Revenues and other income	7,127	5,652	4,780	19,853	16,041	13,381
Operating costs	(5,932)	(4,734)	(3,852)	(16,605)	(13,248)	(10,535)

Operating income	1,195	918	928	3,248	2,793	2,846
Financial results, net	161	48	22	375	117	(32)

Net income before income tax expense	1,356	966	950	3,623	2,910	2,814
Income tax expense	(480)	(339)	(341)	(1,279)	(1,040)	(1,009)

Net income	876	627	609	2,344	1,870	1,805
Other comprehensive income, net of tax	54	26	(12)	83	47	48

Total comprehensive income	930	653	597	2,427	1,917	1,853

Attributable to Nortel (Controlling Company)	490	345	323	1,289	1,000	956
Attributable to non-controlling interest	440	308	274	1,138	917	897

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

VIII

NORTEL INVERSORA S.A.

6.	Statistical data (in physical units)

❖	Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	9M13		9M12		9M11		9M10		9M09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,575	(248)	3,805	1	3,802	(2)	3,835	1	3,851	1
NGN lines	1,139	31	1,005	18	974	51	821	44	678	44

Installed lines (a)	4,714	(217)	4,810	19	4,776	49	4,656	45	4,529	45

Lines in service (b)	4,124	10	4,140	(8)	4,132	13	4,087	21	4,044	18

Customers lines (c)	4,043	10	4,056	(8)	4,047	14	3,998	23	3,950	16

Public phones installed	34	(1)	38	(1)	41	(1)	46	(1)	52	(2)

Lines in service per 100 inhabitants (d)	20.4	—	20.7	—	20.8	0.1	20.7	0.1	20.7	0.1

Lines in service per employee (e)	373	—	369	(1)	372	—	370	2	361	1

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

	9M13		9M12		9M11		9M10		9M09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,669	35	1,612	18	1,505	48	1,330	56	1,170	60

❖	Mobile services

Personal (in thousands, except for lines per employee disclosed in units)

	9M13		9M12		9M11		9M10		9M09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,450	12	2,353	57	2,093	105	1,724	64	1,556	37

“Cuentas Claras” plans	3,749	106	3,341	109	2,978	91	2,767	30	2,723	(51)

Prepaid subscribers	13,374	469	12,731	17	12,282	157	11,236	509	9,630	394

Dongles (*)	282	(39)	484	3	433	41	261	51	85	28

Total subscribers	19,855	548	18,909	186	17,786	394	15,988	654	13,994	408

Lines per employee	3,839	—	3,682	—	3,779	—	3,958	—	3,740	—

Núcleo (in thousands, except for lines per employee disclosed in units)

	9M13		9M12		9M11		9M10		9M09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	30	1	29	—	28	1	25	1	24	1

“Plan control” subscribers	290	12	249	11	213	6	180	10	149	1

Prepaid subscribers	1,925	19	1,860	11	1,739	75	1,604	—	1,591	11

Dongles (*)	157	(5)	125	6	90	14	36	10	8	4

Subtotal mobile	2,402	27	2,263	28	2,070	96	1,845	21	1,772	17

Internet subscribers – Wimax	5	(1)	7	—	8	(1)	10	(1)	12	(1)

Total subscribers	2,407	26	2,270	28	2,078	95	1,855	20	1,784	16

Lines per employee (**)	5,547	—	5,214	—	4,917	—	4,446	—	4,209	—

(*)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas Claras”, “Plan control” and prepaid contracts.
(**)	Internet Wimax subscribers are not included.

7.	Consolidated ratios

	9M13	9M12	9M11
Liquidity (1)	1.32	1.15	0.90
Solvency (2)	1.26	1.36	1.11
Locked-up capital (3)	0.54	0.64	0.67

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

IX

NORTEL INVERSORA S.A.

8.	Outlook

In this fiscal year the growth prospects for fixed line services are expected to continue in line with the evolution experienced in recent years as a result of the market maturity. Arnet Broadband business got well-positioned to continue to capture market opportunities.

The mobile business is expected to continue expanding its subscriber base, although at more moderate rates than those of recent years. Mobile Internet is expected to continue to gain further presence among our customer base, especially as a result of the leadership of Personal in the smartphone’s commercialization. Value Added Services are expected to continue to be one of the key sources of revenues growth. Personal is expected to continue expanding customers enjoying the mobile Internet experience, although the access restriction to additional spectrum faced by the mobile operators in the national market. Coverage expansion and speed access improvement to 3G and HSDPA+ networks, and an important and complete portfolio of advanced mobile devices will be the drivers to success in its operation in the Argentine market.

The strategy implemented by the Telecom Group’s Management sets and its investments plans forth the basic standards that will enable the Telecom Group to reach its objectives of improving quality of service, strengthening its market position and increasing operating efficiency to meet the growing demands of the dynamic telecommunication market. The Telecom Group’s innovation and investment plans are based on this future vision and on its commitment to its country and people.

Patrizio Graziani
President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF SEPTEMBER 30, 2013

X

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	Note	September 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	2	4,590	3,168
Investments	2	1,192	561
Trade receivables	2	2,627	2,181
Other receivables	2	605	457
Inventories	2	1,086	633

Total current assets		10,100	7,000

Non-Current Assets
Trade receivables	2	16	23
Deferred income tax assets	2	171	62
Other receivables	2	228	122
Investments	2	105	70
Property, plant and equipment (“PP&E”)	2	9,845	9,035
Intangible assets	2	1,483	1,514

Total non-current assets		11,848	10,826

TOTAL ASSETS		21,948	17,826

LIABILITIES
Current Liabilities
Trade payables	2	5,065	3,660
Deferred revenues	2	372	362
Financial debt	2	9	43
Salaries and social security payables	2	672	638
Income tax payables	2	722	458
Other taxes payables	2	550	558
Dividends payables	2	17	—
Other liabilities	2	58	42
Provisions	6	184	134

Total current liabilities		7,649	5,895

Non-Current Liabilities
Trade payables	2	26	20
Deferred revenues	2	450	329
Financial debt	2	205	101
Salaries and social security payables	2	120	128
Deferred income tax liabilities	2	113	220
Income tax payables	2	11	12
Other liabilities	2	57	51
Provisions	6	1,070	907

Total non-current liabilities		2,052	1,768

TOTAL LIABILITIES		9,701	7,663

EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Nortel (Controlling Company)		6,645	5,457
Equity attributable to Non-controlling interest		5,602	4,706

TOTAL EQUITY	7	12,247	10,163

TOTAL LIABILITIES AND EQUITY		21,948	17,826

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended September 30,		Nine-month periods ended September 30,
	Note	2013	2012	2013	2012
Revenues	2	7,114	5,645	19,827	16,025
Other income	2	13	7	26	16

Total revenues and other income		7,127	5,652	19,853	16,041

Employee benefit expenses and severance payments	2	(1,124)	(877)	(2,998)	(2,371)
Interconnection costs and other telecommunication charges	2	(380)	(409)	(1,386)	(1,214)
Fees for services, maintenance, materials and supplies	2	(665)	(554)	(1,884)	(1,567)
Taxes and fees with the Regulatory Authority	2	(711)	(515)	(1,959)	(1,456)
Commissions	2	(583)	(522)	(1,607)	(1,422)
Cost of equipments and handsets	2	(881)	(562)	(2,169)	(1,521)
Advertising	2	(166)	(161)	(452)	(475)
Cost of VAS	2	(202)	(89)	(503)	(211)
Provisions	6	(128)	(53)	(225)	(112)
Bad debt expenses	2	(56)	(70)	(221)	(218)
Recovery of restructuring costs	2	—	—	8	—
Other operating expenses	2	(309)	(256)	(918)	(758)
Depreciation and amortization	2	(731)	(669)	(2,130)	(1,927)
Gain on disposal of PP&E and impairment of PP&E	2	4	3	(161)	4

Operating income		1,195	918	3,248	2,793
Finance income	2	392	131	857	405
Finance expenses	2	(231)	(83)	(482)	(288)

Net income before income tax expense		1,356	966	3,623	2,910
Income tax expense	2	(480)	(339)	(1,279)	(1,040)

Net income for the period		876	627	2,344	1,870

Attributable to:
Nortel (Controlling Company)		470	335	1,259	982
Non-controlling interest		406	292	1,085	888

		876	627	2,344	1,870

Earnings per share attributable to Nortel – basic and diluted	1.d
Ordinary shares		45.01	32.08	120.57	94.04
Class “B” preferred shares		156.47	111.52	419.13	326.91

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012

Net income for the period	876	627	2,344	1,870

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	54	26	83	47

Other components of the comprehensive income, net of tax	54	26	83	47

Total comprehensive income for the period	930	653	2,427	1,917

Attributable to:
Nortel (Controlling Company)	490	345	1,289	1,000
Non-controlling interest	440	308	1,138	917

	930	653	2,427	1,917

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel												Equity attributable to non- controlling interest	Total Equity
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Economic Rights Class “A” preferred shares included in financial debt	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future dividends payments	Special reserve for IFRS implemen- tation	Currency translation adjustment	Retained earnings	Total
	Common stock	Preferred shares

Balances as of January 1, 2012	53	19	114	368	(423)	—	180	—	—	24	3,687	4,022	3,775	7,797

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(53)	—	—	—	—	—	53	—	—	—
Voluntary reserve for future dividends payments (3)	—	—	—	—	—	—	—	3,483	—	—	(3,483)	—	—	—
Dividends (4)	—	—	—	—	113	—	—	(124)	—	—	—	(11)	—	(11)
Redemption of shares (4)	—	(4)	(6)	(353)	363	—	—	—	—	—	—	—	—	—
Dividends (5)	—	—	—	—	—	—	—	—	—	—	—	—	(365)	(365)
Dividends from Núcleo (6)	—	—	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	982	982	888	1,870
Other comprehensive income	—	—	—	—	—	—	—	—	—	18	—	18	29	47

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	18	982	1,000	917	1,917

Balances as of September 30, 2012	53	15	108	15	—	—	180	3,359	—	42	1,239	5,011	4,304	9,315

Balances as of January 1, 2013	53	15	108	15	—	—	180	3,359	—	57	1,670	5,457	4,706	10,163

Dividends from Núcleo (7)	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Special reserve for IFRS implementation (8)	—	—	—	—	—	—	—	—	204	—	(204)	—	—	—
Voluntary reserve for future dividends payments (8)	—	—	—	—	—	—	—	1,466	—	—	(1,466)	—	—	—
Subsidiary treasury shares acquisition effect (2)	—	—	—	—	—	(101)	—	—	—	—	—	(101)	(209)	(310)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	1,259	1,259	1,085	2,344
Other comprehensive income	—	—	—	—	—	—	—	—	—	30	—	30	53	83

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	30	1,259	1,289	1,138	2,427

Balances as of September 30, 2013	53	15	108	15	—	(101)	180	4,825	204	87	1,259	6,645	5,602	12,247

(1)	As of September 30, 2013 and 2012 all ordinary shares and all Class “B” Preferred shares were issued and fully paid.
(2)	See Note 1 – Basis of preparation of the unaudited condensed consolidated financial statements and significant accounting policies.
(3)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2012.
(4)	As approved by the Ordinary and Extraordinary General and Special Class “A” preferred Shareholders’ Meeting held on June 13, 2012.
(5)	As approved by the Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012.
(6)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012.
(7)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.
(8)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Nine-month periods ended September 30,
	Note	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		2,344	1,870
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		311	221
Depreciation of PP&E	2	1,447	1,325
Amortization of intangible assets	2	683	602
Consumption of materials	2	111	94
Gain on disposal of PP&E	2	(11)	(4)
Impairment of PP&E	2	172	—
Recovery of restructuring costs	6	(8)	—
Provisions	6	294	172
Interest and other financial losses		(90)	(12)
Income tax expense	2	1,279	1,040
Income tax paid	3	(1,227)	(1,333)
Increase in assets	3	(1,442)	(673)
Net increase (decrease) in liabilities	3	1,207	(87)

Total cash flows provided by operating activities		5,070	3,215

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(2,209)	(1,902)
Intangible assets acquisitions	3	(615)	(546)
Proceeds from the sale of PP&E		15	5
Investments not considered as cash and cash equivalents	3	(666)	(170)

Total cash flows used in investing activities		(3,475)	(2,613)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	203	—
Payment of financial debt	3	(152)	(487)
Payment of interest	3	(14)	(8)
Payment of cash dividends	3	(16)	(389)
Subsidiary treasury shares acquisition effect	3 / 7	(310)	—

Total cash flows used in financing activities		(289)	(884)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		116	73

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,422	(209)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		3,168	2,882

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		4,590	2,673

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

NORTEL INVERSORA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND 2012

(In millions of Argentine pesos, except as otherwise indicated)

NORTEL INVERSORA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADS: Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CPCECABA: The Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

D&A: Depreciation and amortization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IASB: International Accounting Standards board.

IDC: Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law

Micro Sistemas: Micro Sistemas S.A.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange

OCI: Other Comprehensive Income.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Regulatory Bodies: Collectively, the SC and the CNC.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC: Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

NORTEL INVERSORA S.A.

Telecom Italia Group: Telecom Italia and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail.

NORTEL INVERSORA S.A.

NOTE 1 –	BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These consolidated financial statements have been prepared in accordance with RT 26 (which adopted IFRS as issued by the IASB) as adopted by the CPCECABA, and as required by the CNV.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2012 annual consolidated financial statements which can be consulted at the Company’s website (www.nortelsa.com.ar/inversores).

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in its most recent annual consolidated financial statements issued according to IFRS with the exception of:

1)	The valuation of Pension benefits included in “Other non-current liabilities”.

In connection with these pension benefits granted to Telecom Argentina’s unionized employees, the Company has applied IAS 19 revised (Employee Benefits), issued by the IASB in June 2011, which introduced modifications related to the recognition of actuarial gains and losses, the presentation of changes in assets and liabilities arising from defined benefit plans (which should be presented within OCI), as well as greater disclosure requirements for defined benefit plans. IAS 19 revised is mandatory for periods beginning on or after 1 January 2013. The adoption of this standard would generate a reduction of $0.1 in Retained Earnings at the beginning of year 2013 with charge to OCI. Based on materiality grounds for the Telecom Group and the Company, the opening balance of Retained Earnings has not been changed and the provisions of the new standard have been applied in the determination of fiscal year 2013 results of operations.

2)	Telecom Argentina’s treasury shares acquisition

Effect in Telecom Argentina

In connection with the Treasury Shares Acquisition Process described in Note 7 to the consolidated financial statements, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

Effect in Nortel

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.35% of the outstanding capital stock of Telecom Argentina as of September 30, 2013.

As of September 30, 2013, Telecom Argentina had acquired 10,784,154 treasury shares, which were carried at their transaction cost of $310, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $101, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

NORTEL INVERSORA S.A.

3)	Government bonds issued in foreign currency

During June and July 2013, Personal acquired bonds issued by the National Government. Although such bonds are carried at amortized cost, as explained in Note 3 – Significant Accounting Policies of the most recent annual consolidated financial statements, they are denominated in US Dollars and they bear interest in such foreign currency. The internal rate of return used to apply the amortized cost method has been estimated on the basis of the US Dollar cash flows that will be generated by these securities at maturity and their fair value at acquisition. The acquisition cost in US Dollars was adjusted by applying the above mentioned rate and the resulting value was translated into Argentine pesos using the exchange rate as of the date of measurement. The currency exchange difference generated by such Government bonds was recorded in item “Foreign currency exchange losses”.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended September 30, 2013 was approved by resolution of the Board of Directors’ meeting held on October 30, 2013.

b)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•

the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•

the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•	the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•

the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with owners in their capacity as owners (controlling and non-controlling);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

c)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

NORTEL INVERSORA S.A.

d)	Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the periods indicated:

	Nine-month periods ended September 30,
	2013	2012
Numerator:
Net income attributable to Nortel	1,259	982
Net income available to Class “B” Preferred Shares	(616.31)	(480.71)
Net income available to common shares	642.69	501.29
Denominator:
Number of common shares outstanding	5,330,400	5,330,400

Basic and diluted net income per common share	120.57	94.04

Class “B” Preferred Shares:
Numerator:
Net income available to Class “B” Preferred Shares	616.31	480.71
Denominator:
Number of Class “B” Preferred Shares outstanding	1,470,455	1,470,455

Basic and diluted net income per Class “B” Preferred Share	419.13	326.91

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION CURRENT ASSETS	September 30, 2013	December 31, 2012
a) Cash and cash equivalents
Cash	22	12
Banks	427	127
Time deposits	3,640	2,625
Mutual funds	501	404

	4,590	3,168

	September 30, 2013	December 31, 2012
b) Investments
Investments over 90 days maturity	1,123	540
Provincial government bonds	48	20
Argentine companies notes	21	1

	1,192	561

	September 30, 2013	December 31, 2012
c) Trade receivables
Fixed services	868	853
Personal mobile services	1,879	1,469
Núcleo mobile services	111	61

Subtotal	2,858	2,383
Allowance for doubtful accounts	(231)	(202)

	2,627	2,181

Movements in the allowance for current doubtful accounts are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	(202)	(170)
Additions – Bad debt expenses	(221)	(275)
Uses	192	243

At the end of the period/year	(231)	(202)

NORTEL INVERSORA S.A.

	September 30, 2013	December 31, 2012
d) Other receivables
Prepaid expenses	312	218
Prepaid expenses related parties (Note 5.c)	83	—
Expenditure reimbursement	54	38
Tax credits	58	62
Restricted funds	17	13
Non deliverable forward	14	—
Receivables for suppliers indemnities	—	61
Compensation Fund	—	19
Other	95	61

Subtotal	633	472
Allowance for other receivables	(23)	(15)
Allowance for tax credits	(5)	—

	605	457

Movements in the allowance for other receivables are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	(15)	(12)
Additions	(8)	(3)

At the end of the period/year	(23)	(15)

Movements in the allowance for tax credits are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	—	—
Additions	(5)	—

At the end of the period/year	(5)	—

	September 30, 2013	December 31, 2012
e) Inventories
Mobile handsets	1,153	626
Fixed telephones and equipment	12	15

Subtotal	1,165	641
Allowance for obsolescence of inventories	(79)	(8)

	1,086	633

Movements in the allowance for obsolescence of inventories are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	(8)	(19)
Additions	(77)	(14)
Uses	6	25

At the end of the period/year	(79)	(8)

	September 30, 2013	December 31, 2012
NON-CURRENT ASSETS
f) Trade receivables
Fixed services	14	23
Núcleo mobile services	2	—

	16	23

NORTEL INVERSORA S.A.

	September 30, 2013	December 31, 2012
g) Deferred income tax assets
Net deferred income tax assets in Argentina (Telecom Argentina and Nortel)
Tax loss carryforwards	9	4
Allowance for deferred income tax assets	(9)	(4)
Allowance for doubtful accounts	44	40
Provisions	288	248
Termination benefits	61	63
Other deferred income tax assets, net	125	108
Deferred income tax liabilities in Argentina
PP&E and intangible assets	(358)	(405)

In Argentina	160	54

Net deferred income tax assets abroad (Núcleo and Springville)
Tax loss carryforwards	1	1
Allowance for doubtful accounts	4	2
PP&E	11	11
Valuation allowance	(1)	(1)
Deferred income tax liabilities abroad
Other deferred income tax liabilities	(4)	(5)

Abroad	11	8

	171	62

	September 30, 2013	December 31, 2012
h) Other receivables
Prepaid expenses related parties (Note 5.c)	107	—
Credit on SC Resolution No. 41/07 and IDC	85	85
Prepaid expenses	71	86
Restricted funds	29	22
Tax credits	33	30
Credit on minimum presumed income tax	4	7
Other	14	7

Subtotal	343	237
Allowance for regulatory matters	(85)	(85)
Allowance for tax credits	(13)	(13)
Allowance for other receivables	(17)	(17)

	228	122

Movements in the allowance for regulatory matters are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	(85)	(90)
Uses	—	5

At the end of the period/year	(85)	(85)

Movements in the allowance for tax credits are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	(13)	(17)
Uses	—	4

At the end of the period/year	(13)	(13)

Movements in the allowance for other receivables are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	(17)	(17)
Additions	—	(1)
Uses	—	1

At the end of the period/year	(17)	(17)

	September 30, 2013	December 31, 2012
i) Investments
Argentine companies notes	68	69
Government bonds	25	—
Provincial government bonds	11	—
2003 Telecommunications Fund	1	1

	105	70

NORTEL INVERSORA S.A.

	September 30, 2013	December 31, 2012
j) PP&E
Land, buildings and installations	921	900
Computer equipment and software	1,183	1,196
Switching and transmission equipment (i)	2,305	2,286
Mobile network access and external wiring	2,830	2,531
Construction in progress	2,089	1,534
Other tangible assets	327	322
Materials	365	280

Subtotal	10,020	9,049
Valuation allowance for materials	(19)	(14)
Impairment of PP&E	(156)	—

	9,845	9,035

(i)	Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials or impairment of PP&E) are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	9,049	8,262
CAPEX	2,249	2,415
Materials	193	159

Total PP&E additions	2,442	2,574
Currency translation adjustments	108	131
Decreases	(7)	(1)
Consumption of materials	(111)	(125)
Depreciation of the period/year	(1,461)	(1,792)

At the end of the period/year	10,020	9,049

Movements in the valuation allowance for materials are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	(14)	(15)
Additions—Fees for services, maintenance, and materials	(5)	(5)
Uses	—	6

At the end of the period/year	(19)	(14)

Movements in the impairment of PP&E are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	—	—
Additions (i)	(172)	—
Uses (ii)	16	—

At the end of the period/year	(156)	—

(i)	Included in Impairment of PP&E.
(ii)	2 included in Gain on disposal of PP&E and 14 included in Depreciation of PP&E.

	September 30, 2013	December 31, 2012
k) Intangible assets
Licenses	589	588
SAC	567	586
Rights of use	214	227
Service connection or habilitation costs	97	94
Other intangible assets	16	19

	1,483	1,514

Movements in Intangible assets are as follows:

	September 30, 2013 (9 months)	December 31, 2012 (12 months)
At the beginning of the year	1,514	1,488
CAPEX	647	842
Currency translation adjustments	5	4
Amortization of the period/year	(683)	(820)

At the end of the period/year	1,483	1,514

NORTEL INVERSORA S.A.

CURRENT LIABILITIES	September 30, 2013	December 31, 2012
l) Trade payables
PP&E suppliers	1,519	1,427
Other assets and services suppliers	1,890	1,589
Inventory suppliers	1,452	584

Subtotal suppliers	4,861	3,600
Agent commissions	193	49
SU reimbursement	11	11

	5,065	3,660

m) Deferred revenues
Deferred revenues on prepaid calling cards	255	270
Deferred revenues on connection fees	34	30
Deferred revenues on sale of capacity and related services	41	34
Deferred revenues on customer loyalty programs	39	26
Deferred revenues from CONATEL	3	2

	372	362

n) Financial debt
Bank loans – Núcleo	8	40
Accrued interest – Núcleo	1	3

	9	43

o) Salaries and social security payables
Vacation and bonuses	463	392
Social security payables	139	144
Termination benefits	70	62
Restructuring debt	—	14
Compensation Fund contributions	—	26

	672	638

p) Income tax payables
Income tax payables	1,516	1,520
Payments in advance of income taxes	(797)	(1,065)
Law No. 26,476 Tax Regularization Regime	3	3

	722	458

q) Other taxes payables
VAT, net	153	180
Tax on SU	93	88
Turnover tax	57	54
Tax withholdings	79	91
Internal taxes	65	55
Regulatory fees	57	48
Municipal taxes	22	17
Retention Decree No.583/10 ENARD	10	9
Other	14	16

	550	558

r) Dividends payables
Related parties (Note 5.c)	17	—

	17	—

s) Other liabilities
Legal fees	12	12
Guarantees received	9	7
Compensation for directors and members of the Supervisory Committee	17	10
Other	20	13

	58	42

NON-CURRENT LIABILITIES
t) Trade payables
PP&E suppliers	26	20

	26	20

u) Deferred revenues
Deferred revenues on sale of capacity and related services	314	217
Deferred revenues on connection fees	66	64
Deferred revenues on customer loyalty programs	60	39
Deferred revenues from CONATEL	10	9

	450	329

v) Financial debt
Bank loans – Núcleo	205	101

	205	101

NORTEL INVERSORA S.A.

	September 30, 2013	December 31, 2012
w) Salaries and social security payables
Termination benefits	116	128
Awards	4	—

	120	128

x) Deferred income tax liabilities (Telecom Personal)
Deferred income tax assets
Allowance for doubtful accounts	(72)	(54)
Provisions	(146)	(120)
Inventory	(34)	(19)
Other	(6)	(3)
Valuation allowance	26	23

Total deferred income tax assets	(232)	(173)
Deferred income tax liabilities
PP&E and intangible assets	287	348
Cash dividends from foreign companies	58	45

Total deferred income tax liabilities	345	393

Net deferred income tax liabilities	113	220

y) Income tax payables
Law No. 26,476 Tax Regularization Regime	11	12

	11	12

z) Other liabilities
Pension benefits (Note 1.a)	50	38
Suppliers guarantees on third parties claims	7	12
Other	—	1

	57	51

aa) Aging of assets and liabilities as of September 30, 2013

Date due	Cash and cash equivalents		Investments		Trade receivables		Deferred income tax assets	Other receivables
Total due	—		—		954		—	—
Not due
Fourth quarter 2013	4,590		1,137		1,617		—	376
First quarter 2014	—		20		28		—	81
Second quarter 2014	—		35		17		—	81
Third quarter 2014	—		—		11		—	67
October 2014 thru September 2015	—		104		14		—	133
October 2015 thru September 2016	—		—		2		—	59
September 2016 and thereafter	—		—		—		—	33
Not date due established	—		1		—		171	3

Total not due	4,590		1,297		1,689		171	833

Total	4,590		1,297		2,643		171	833

Balances bearing interest	4,140		1,296		989		—	—
Balances not bearing interest	450		1		1,654		171	833

Total	4,590		1,297		2,643		171	833

Average annual interest rate (%)	(a	)	(b	)	(c	)	—	—

(a)	65 bear 19.09%, 765 bear 0.29%, 65 bear 16.03%, 2,469 bear 19.23%, 338 bear 0.26%, 437 bear 12.76% and 1 bear 19.10%.
(b)	1,123 bear 20.29%, 20 bear 21.19%, 35 bear 25.53%, 10 bear 20.92%, 58 bear 5%, 12 bear 8.55%, 12 bear 4.24% and 26 bear 7%.
(c)	From due trade receivables, 79 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 169 bear 50% over the Banco de la Nación Argentina notes payable discount rate, 675 bear 28.28% and 16 bear 36%. From not due trade receivables, 18 bear 28% and 32 bear 8.3%.

Date due	Trade payables		Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Other taxes payables	Dividends payables	Deferred income tax liabilities	Other liabilities
Total due	(d) 79		—	—	—	—	—	—	—	—
Not due
Fourth quarter 2013	4,985		287	3	323	—	536	17	—	23
First quarter 2014	1		29	3	202	1	—	—	—	1
Second quarter 2014	—		26	1	120	720	5	—	—	21
Third quarter 2014	—		30	2	27	1	9	—	—	13
October 2014 thru September 2015	26		124	21	46	—	—	—	—	8
October 2015 thru September 2016	—		56	40	31	3	—	—	—	2
September 2016 and thereafter	—		270	144	43	3	—	—	—	47
Not date due established	—		—	—	—	5	—	—	113	—

Total not due	5,012		822	214	792	733	550	17	113	115

Total	5,091		822	214	792	733	550	17	113	115

Balances bearing interest	53		—	214	—	20	—	—	—	3
Balances not bearing interest	5,038		822	—	792	713	550	17	113	112

Total	5,091		822	214	792	733	550	17	113	115

Average annual interest rate (%)		(e)	—	9.30%	—	9%	—	—	—	6%

(d)	As of the date of these consolidated financial statements, 50 were cancelled.
(e)	From due trade payables, 50 bear 9% and 3 bear 6%.

NORTEL INVERSORA S.A.

ab) Foreign currency assets and liabilities

	09.30.13			12.31.12
	Type and amount of foreign currency (i)		Amount in local currency (ii)	Type and amount of foreign currency (i)		Amount in local currency (ii)
Net positions	U$S (iii)	(186)	(1,085)	U$S (iii)	(137)	(679)
Net assets (liabilities)	G	(158,352)	(204)	G	(118,791)	(136)
	EURO	(20)	(151)	EURO	(10)	(63)
	SDR	—	—	SDR	3	22

			(1,440)			(856)

(i)	U$S = United States dollar; G= Guaraníes; SDR= Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of September 30, 2013, entered into several NDF contracts to purchase a total amount of U$S99 and holds investments adjustable to the variation of the U$S/$ exchange rate (dollar linked) by 81 and 59 as of September 30, 2013 and December 31, 2012, respectively (See Note 10 – Recent developments corresponding to the nine-month period ended September 30, 2013).

ac) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of September 30, 2013:

As of September 30, 2013	Book value	Fair value (*)
Government bonds	25	42
Provincial governments bonds in argentine pesos	36	36
Provincial governments bonds (dollar linked)	23	23
Argentine companies notes in argentine pesos	31	31
Argentine companies notes (dollar linked)	58	69

Total	173	201

(*)	Selling expenses not deducted according to IFRS.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012
	Profit (loss)
ad) Total revenues and other income
Services
Voice – Retail	672	620	1,969	1,838
Voice – Wholesale	207	191	583	548
Internet	636	517	1,827	1,442
Data	245	190	686	528

Subtotal Fixed Services	1,760	1,518	5,065	4,356

Voice – Retail	1,203	1,112	3,548	3,249
Voice – Wholesale	453	443	1,419	1,306
Internet	533	321	1,405	890
Data	1,990	1,475	5,390	4,128

Subtotal Personal Mobile Services	4,179	3,351	11,762	9,573

Voice – Retail	96	83	273	242
Voice – Wholesale	22	23	87	61
Internet	69	41	193	108
Data	77	68	234	194

Subtotal Núcleo Mobile Services	264	215	787	605

Total service revenues (a)	6,203	5,084	17,614	14,534

Equipment
Fixed Services	19	22	49	61
Personal Mobile Services	874	530	2,109	1,408
Núcleo Mobile Services	18	9	55	22

Total equipment revenues (b)	911	561	2,213	1,491

Other income
Fixed Services	6	7	18	14
Personal Mobile Services	1	—	2	2
Núcleo Mobile Services	6	—	6	—

Total other income (c)	13	7	26	16

Total revenues and other income (a)+(b)+(c)	7,127	5,652	19,853	16,041

ae) Operating costs

Operating expenses disclosed by nature of expense amounted to $16,605 and $13,248 for the nine-month periods ended September 30, 2013 and 2012, respectively.

NORTEL INVERSORA S.A.

The main components of the operating expenses are the following:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012
	Profit (loss)
Employee benefit expenses and severance payments
Wages and salaries	(797)	(636)	(2,175)	(1,728)
Social security expenses	(246)	(189)	(661)	(509)
Severance indemnities and termination benefits	(57)	(34)	(100)	(88)
Other employee benefits	(24)	(18)	(62)	(46)

	(1,124)	(877)	(2,998)	(2,371)

Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(64)	(55)	(178)	(165)
Cost of international outbound calls	(30)	(30)	(99)	(101)
Lease of circuits and public network usage	(52)	(40)	(150)	(114)
Mobile services – charges for roaming	(35)	(69)	(347)	(229)
Mobile services – charges for TLRD	(199)	(215)	(612)	(605)

	(380)	(409)	(1,386)	(1,214)

Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(89)	(73)	(250)	(216)
Technical maintenance	(114)	(99)	(343)	(282)
Service connection fees for fixed lines and Internet lines	(50)	(29)	(137)	(94)
Service connection fees capitalized as SAC	2	3	5	8
Service connection fees capitalized as Intangible assets	9	5	23	16
Other maintenance costs	(65)	(53)	(177)	(141)
Obsolescence of inventories	(20)	(2)	(77)	(8)
Call center fees	(197)	(183)	(538)	(518)
Other fees for services	(133)	(119)	(362)	(319)
Compensation for Directors and Supervisory Committee members	(8)	(4)	(28)	(13)

	(665)	(554)	(1,884)	(1,567)

Taxes and fees with the Regulatory Authority
Turnover tax	(380)	(270)	(1,060)	(745)
Taxes with the Regulatory Authority	(166)	(133)	(466)	(371)
Tax on deposits to and withdrawals from bank accounts	(62)	(50)	(172)	(168)
Municipal taxes	(46)	(35)	(129)	(93)
Other taxes	(57)	(27)	(132)	(79)

	(711)	(515)	(1,959)	(1,456)

Commissions
Agent commissions	(437)	(360)	(1,158)	(991)
Agent commissions capitalized as SAC	149	65	367	218
Distribution of prepaid cards commissions	(159)	(130)	(448)	(371)
Collection commissions	(114)	(82)	(307)	(231)
Other commissions	(22)	(15)	(61)	(47)

	(583)	(522)	(1,607)	(1,422)

Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(835)	(717)	(641)	(555)
Plus:
Purchases	(1,277)	(766)	(2,934)	(2,142)
Deferred costs from SAC	59	130	223	374
Net decreases (increases) from allowance for obsolescence	1	4	6	4
Mobile handsets lent to customers at no cost	6	2	10	4
Replacements to customers	—	1	2	10
Less:
Inventory balance at period end	1,165	784	1,165	784

	(881)	(562)	(2,169)	(1,521)

Advertising
Media advertising	(101)	(94)	(261)	(283)
Fairs and exhibitions	(30)	(29)	(86)	(91)
Other advertising costs	(35)	(38)	(105)	(101)

	(166)	(161)	(452)	(475)

Cost of VAS
Cost of mobile VAS	(199)	(87)	(496)	(205)
Cost of fixed VAS	(3)	(2)	(7)	(6)

	(202)	(89)	(503)	(211)

Recovery of restructuring costs
Dismissals indemnities (i)	—	—	8	—

	—	—	8	—

(i)	Corresponds to the recovery of the provision related to the Restructuring Plan finished in June 2013.

NORTEL INVERSORA S.A.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012
	Profit (loss)
Other operating costs
Transportation, freight and travel expenses	(118)	(96)	(325)	(268)
Delivery costs capitalized as SAC	11	11	28	26
Rental expense	(70)	(51)	(225)	(153)
Energy, water and others	(78)	(72)	(239)	(222)
International and satellite connectivity	(34)	(29)	(101)	(93)
Other	(20)	(19)	(56)	(48)

	(309)	(256)	(918)	(758)

D&A
Depreciation of PP&E	(492)	(458)	(1,447)	(1,325)
Amortization of SAC and service connection costs	(233)	(206)	(665)	(586)
Amortization of other intangible assets	(6)	(5)	(18)	(16)

	(731)	(669)	(2,130)	(1,927)

Gain on disposal of PP&E and impairment of PP&E
Gain on disposal of PP&E	4	3	11	4
Impairment of PP&E (ii)	—	—	(172)	—

	4	3	(161)	4

(ii)	Includes 50 corresponding to the impairment of a commercial system of Personal and 122 corresponding to the impairment of PP&E (PP&E, construction in progress and materials) of Telecom Argentina as of September 30, 2013.

As required by the LSC, the operating expenses disclosed by function are as follows:

Cost of sales and services	(3,526)	(2,760)	(9,912)	(7,755)
General and administrative expenses	(273)	(222)	(780)	(609)
Selling expenses	(2,009)	(1,702)	(5,527)	(4,776)
Other expenses – provisions	(128)	(53)	(225)	(112)
Gain on disposal of PP&E and impairment of PP&E	4	3	(161)	4

	(5,932)	(4,734)	(16,605)	(13,248)

af) Financial results
Finance income
Interest on time deposits	174	64	429	210
Interest on other investments (argentine companies notes and bonds)	15	—	23	—
Gains on Mutual Funds	29	3	46	14
Interest on receivables	34	25	90	67
Foreign currency exchange gains	125	42	250	106
Gain on NDF	14	(4)	14	1
Other	1	1	5	7

Total finance income	392	131	857	405

Finance expenses
Interest on loans	(4)	(2)	(12)	(9)
Interest on Class “A” Preferred Shares debt	—	—	—	(53)
Interest on salaries and social security payable, other taxes payables and accounts payable	(5)	(1)	(13)	(4)
Interest on provisions	(26)	(14)	(69)	(60)
Loss on discounting of salaries and social security payable, other taxes payables and other liabilities	(2)	(9)	(7)	(24)
Foreign currency exchange losses (*)	(194)	(55)	(380)	(134)
Losses on NDF	—	(2)	—	(2)
Other	—	—	(1)	(2)

Total finance expenses	(231)	(83)	(482)	(288)

	161	48	375	117

(*)	Include $77 of foreign currency exchange losses generated by Government bonds as of September 30, 2013.

NORTEL INVERSORA S.A.

af) Income taxes

Income tax expense for the nine-month periods ended September 30, 2013 and 2012 consists of the following:

	Profit (loss)
	The Company	Telecom Argentina	Telecom USA	Personal	Núcleo	Total
Tax loss carryforwards	5	—	—	—	—	5
Current tax expense	—	(280)	(3)	(1,192)	(18)	(1,493)
Fiscal year 2012 return adjustment	—	—	—	(3)	—	(3)
Deferred tax benefit	—	96	—	123	1	220
Valuation allowance	(5)	—	—	(3)	—	(8)

Income tax expense as of September 30, 2013	—	(184)	(3)	(1,075)	(17)	(1,279)

Current tax expense	—	(231)	—	(847)	(17)	(1,095)
Deferred tax benefit	1	34	—	23	1	59
Valuation allowance	(2)	—	—	(2)	—	(4)

Income tax expense as of September 30, 2012	(1)	(197)	—	(826)	(16)	(1,040)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	6,808	137	6,945
Non taxable items – Other income from investments	(3,323)	—	(3,323)
Non taxable items – Other	18	(16)	2

Subtotal	3,503	121	3,624
Weighted statutory income tax rate	35%	( *)

Income tax expense at weighted statutory tax rate	(1,225)	(20)	(1,245)
Income tax on cash dividends from foreign companies	(18)	—	(18)
Other changes in tax assets and liabilities	(5)	—	(5)
Fiscal year 2012 return adjustment	(3)	—	(3)
Changes in valuation allowance	(8)	—	(8)

Income tax expense as of September 30, 2013	(1,259)	(20)	(1,279)

Pre-tax income on a separate return basis	5,403	115	5,518
Non taxable items – Other income from investments	(2,610)	—	(2,610)
Non taxable items – Other	57	(4)	53

Subtotal	2,850	111	2,961
Weighted statutory income tax rate	35%	( *)

Income tax expense at weighted statutory tax rate	(997)	(16)	(1,013)
Income tax on cash dividends from foreign companies	(19)	—	(19)
Other changes in tax assets and liabilities	(4)	—	(4)
Changes in valuation allowance	(4)	—	(4)

Income tax expense as of September 30, 2012	(1,024)	(16)	(1,040)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. The statutory tax rate in Argentina was 35% for all the periods presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the periods presented, in Uruguay the statutory tax rate was 25% for all the periods presented and in the USA the effective tax rate was 39.5%, for all the periods presented, respectively.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

•	Changes in assets/liabilities components:

	Nine-month periods ended September 30,
	2013	2012
Net (increase) decrease in assets
Trade receivables	(649)	(339)
Other receivables	(71)	(102)
Other receivables related parties (Note 5.c)	(190)	—
Inventories	(534)	(232)
Non-cash investments	2	—

	(1,442)	(673)

Net (decrease) increase in liabilities
Trade payables	1,139	(94)
Deferred revenues	125	90
Salaries and social security payables	(19)	(33)
Other taxes payables	(18)	71
Other liabilities	24	(25)
Provisions	(44)	(96)

	1,207	(87)

NORTEL INVERSORA S.A.

Income tax paid consists of the following:

	Nine-month periods ended September 30,
	2013	2012
Tax returns and payments in advance	(1,124)	(1,259)
Other payments	(103)	(74)

	(1,227)	(1,333)

• Main non-cash operating transactions:

VAT credit balances offset with income taxes payments	8	23
Compensation Fund contribution reclassified between:
Provisions and Other receivables and Salaries and social security payables	—	39
Provisions and Other liabilities	—	27
SAC acquisitions offset with trade receivables	156	117

• Most significant investing activities:

PP&E acquisitions include:
PP&E additions (Note 2.j)	(2,442)	(1,656)
Plus:
Payments of trade payables originated in prior years acquisitions	(800)	(1,223)
Less:
Acquisition of PP&E through incurrence of trade payables	1,006	966
Asset retirement obligations	17	7
Mobile handsets lent to customers at no cost	10	4

	(2,209)	(1,902)

Intangible assets acquisitions include:
Intangible assets additions (Note 2.k)	(647)	(642)
Plus:
Payments of trade payables originated in prior years acquisitions	(85)	(78)
SAC acquisitions offset with trade receivables	(156)	(117)
Less:
Acquisition of intangible assets through incurrence of trade payables	273	291

	(615)	(546)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	(583)	(150)
Argentine companies notes and bonds	(83)	(20)

	(666)	(170)

• Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Debt proceeds - Núcleo	203	-

Total financial debt proceeds (*)	203	—

Redemption of Class “A” preferred shares	—	(363)
Payment of dividends on Class “A” preferred shares	—	(113)
Payment of bank loans – Núcleo	(152)	(11)

Total payment of financial debt (*)	(152)	(487)

Payment of interest on bank loans – Núcleo	(14)	(8)

Total payment of interest	(14)	(8)

Subsidiary treasury shares acquisition effect	(310)	—

(*)	In September 2013, 168 (equivalent to 130,000 million of Guaraníes) were taken mainly to be pre-cancel financial debt by 133 (equivalent to 103,000 million of Guaraníes).

NORTEL INVERSORA S.A.

Cash dividends from Núcleo

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Date of payment	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total
May 2013	34	16	50
October 2013	34	17	51

Total (*)	68	33	101

(*)	Correspond to 80,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

The Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012 approved the following cash dividend payment:

Date of payment	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total
April 2012	27	13	40
September 2012 (*)	20	10	30

Total	47	23	70

(*)	The second installment was paid on October 9, 2012.

Cash dividends

The Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting held on June 13, 2012 approved a cash dividend distribution to Class “B” Shares and ordinary shares in the amount of approximately $5.4 (equivalent to $3.66 peso per share) and $5.6 (equivalent to $1.05 peso per share), respectively, which were available to shareholders on June 29, 2012.

Cash dividends received from Telecom Argentina

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 peso per share of Telecom Argentina), which was paid starting on May 10, 2012, of which $365 correspond to the non-controlling shareholders.

NOTE 4 – SEGMENT INFORMATION

The Telecom Group conducts its business through six legal entities. Each one has been identified as an operating segment.

The Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

NORTEL INVERSORA S.A.

Segment financial information for the nine-month periods ended September 30, 2013 and 2012 was as follows:

For the nine-month period ended September 30, 2013

☐	Income statement

	Fixed Services	Mobile Services			Nortel	Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	6,041	13,959	854	14,813	—	(1,001)	19,853
Employee benefit expenses and severance payments	(2,155)	(780)	(61)	(841)	(2)	—	(2,998)
Interconnection costs and other telecommunication charges	(392)	(1,591)	(131)	(1,722)	—	728	(1,386)
Fees for services, maintenance, materials and supplies	(809)	(1,158)	(74)	(1,232)	(7)	164	(1,884)
Taxes and fees with the Regulatory Authority	(424)	(1,505)	(25)	(1,530)	(5)	—	(1,959)
Commissions	(132)	(1,434)	(82)	(1,516)	—	41	(1,607)
Cost of equipments and handsets	(49)	(2,057)	(63)	(2,120)	—	—	(2,169)
Advertising	(102)	(306)	(44)	(350)	—	—	(452)
Cost of VAS	(7)	(472)	(24)	(496)	—	—	(503)
Provisions	(159)	(66)	—	(66)	—	—	(225)
Bad debt expenses	(47)	(166)	(8)	(174)	—	—	(221)
Recovery of restructuring costs	8	—	—	—	—	—	8
Other operating expenses	(504)	(441)	(40)	(481)	(1)	68	(918)

Operating income before D&A	1,269	3,983	302	4,285	(15)	—	5,539
Depreciation of PP&E	(667)	(645)	(135)	(780)	—	—	(1,447)
Amortization of intangible assets	(82)	(575)	(26)	(601)	—	—	(683)
Gain on disposal of PP&E and impairment of PP&E	(109)	(53)	1	(52)	—	—	(161)

Operating income	411	2,710	142	2,852	(15)	—	3,248
Financial results, net	116	272	(11)	261	(2)	—	375

Net income before income tax expense	527	2,982	131	3,113	(17)	—	3,623
Income tax expense, net	(187)	(1,075)	(17)	(1,092)	—	—	(1,279)

Net income	340	1,907	114	2,021	(17)	—	2,344

Net income attributable to Nortel (Controlling Company)							1,259
Net income attributable to non-controlling interest							1,085

							2,344

(1)

Service revenues	5,065	11,762	787	12,549	—	—	17,614
Equipment revenues	49	2,109	55	2,164	—	—	2,213
Other income	18	2	6	8	—	—	26

Subtotal third party revenues	5,132	13,873	848	14,721	—	—	19,853
Intersegment revenues	909	86	6	92	—	(1,001)	—

Total revenues and other income	6,041	13,959	854	14,813	—	(1,001)	19,853

☐	Statement of financial position information

PP&E	5,851	3,032	962	3,994	—	—	9,845
Intangible assets, net	375	1,071	38	1,109	—	(1)	1,483
Capital expenditures on PP&E (a)	1,171	878	200	1,078	—	—	2,249
Capital expenditures on intangible assets (b)	85	531	31	562	—	—	647
Total capital expenditures (a)+(b)	1,256	1,409	231	1,640	—	—	2,896
Total additions on PP&E and intangible assets	1,440	1,413	236	1,649	—	—	3,089
Net financial asset (debt)	1,093	4,745	(154)	4,591	(12)	—	5,672

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	18,952	18,814	10,820
Abroad	901	1,039	1,028

Total	19,853	19,853	11,848

NORTEL INVERSORA S.A.

For the nine-month period ended September 30, 2012

☐	Income statement

	Fixed Services	Mobile Services			Nortel	Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	5,212	11,075	631	11,706	—	(877)	16,041
Employee benefit expenses and severance payments	(1,731)	(590)	(47)	(637)	(3)	—	(2,371)
Interconnection costs and other telecommunication charges	(381)	(1,395)	(94)	(1,489)	—	656	(1,214)
Fees for services, maintenance, materials and supplies	(697)	(928)	(56)	(984)	(4)	118	(1,567)
Taxes and fees with the Regulatory Authority	(327)	(1,107)	(20)	(1,127)	(2)	—	(1,456)
Commissions	(123)	(1,275)	(67)	(1,342)	—	43	(1,422)
Cost of equipments and handsets	(36)	(1,462)	(23)	(1,485)	—	—	(1,521)
Advertising	(123)	(312)	(40)	(352)	—	—	(475)
Cost of VAS	(6)	(187)	(18)	(205)	—	—	(211)
Provisions	(72)	(40)	—	(40)	—	—	(112)
Bad debt expenses	(47)	(166)	(5)	(171)	—	—	(218)
Other operating expenses	(439)	(353)	(25)	(378)	(1)	60	(758)

Operating income before D&A	1,230	3,260	236	3,496	(10)	—	4,716
Depreciation of PP&E	(619)	(613)	(93)	(706)	—	—	(1,325)
Amortization of intangible assets	(72)	(509)	(21)	(530)	—	—	(602)
Gain on disposal of PP&E	3	1	—	1	—	—	4

Operating income	542	2,139	122	2,261	(10)	—	2,793
Financial results, net	20	146	(7)	139	(42)	—	117

Net income before income tax expense	562	2,285	115	2,400	(52)	—	2,910
Income tax expense, net	(197)	(826)	(16)	(842)	(1)	—	(1,040)

Net income	365	1,459	99	1,558	(53)	—	1,870

Net income attributable to Nortel (Controlling Company)							982
Net income attributable to non-controlling interest							888

							1,870

(1)

Service revenues	4,356	9,573	605	10,178	—	—	14,534
Equipment revenues	61	1,408	22	1,430	—	—	1,491
Other income	14	2	—	2	—	—	16

Subtotal third party revenues	4,431	10,983	627	11,610	—	—	16,041
Intersegment revenues	781	92	4	96	—	(877)	—

Total revenues and other income	5,212	11,075	631	11,706	—	(877)	16,041

☐	Statement of financial position information

PP&E	5,154	2,702	693	3,395	—	—	8,549
Intangible assets, net	375	1,131	24	1,155	—	(1)	1,529
Capital expenditures on PP&E (a)	863	577	105	682	—	—	1,545
Capital expenditures on intangible assets (b)	62	562	19	581	—	(1)	642
Total capital expenditures (a)+(b)	925	1,139	124	1,263	—	(1)	2,187
Total additions on PP&E and intangible assets	1,036	1,139	120	1,259	—	(1)	2,294
Net financial asset (debt)	1,328	1,471	(102)	1,369	8	—	2,705

☐	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	15,383	15,197	9,535
Abroad	658	844	735

Total	16,041	16,041	10,270

NORTEL INVERSORA S.A.

NOTE 5 – RELATED PARTY TRANSACTIONS

a)	Controlling company

All of the common shares of Nortel belong to Sofora. As of September 30, 2013 these shares represented 78.38% of the capital stock of Nortel.

b)	Related parties

Related parties (as described in IAS 24) are those legal entities or individuals which are related to the indirect shareholders of the Company.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the Argentine Antitrust Commission (or the “CNDC”) to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the periods presented, the Group has not conducted any transactions with executive officers and/or persons related to them.

c)	Balances with related parties

•	Related parties

	Type of related party	September 30, 2013	December 31, 2012
CURRENT ASSETS
Trade receivables
TIM Participações S.A. (a)	Other related party	7	—
Telecom Italia S.p.A. (a)	Indirect parent company	—	1
Latin American Nautilus Argentina S.A. (a)	Other related party	1	1
Telecom Italia Sparkle S.p.A. (a)	Other related party	—	9

		8	11

Other receivables
Latin American Nautilus Ltd. (a) (d)	Other related party	83	—
Caja de Seguros S.A. (a) (b)	Other related party	13	21

		96	21

NON-CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (a) (d)	Other related party	107	—

		107	—

CURRENT LIABILITIES
Trade payables
Grupo Italtel (a)	Other related party	81	97
Telecom Italia S.p.A. (a)	Indirect parent company	15	22
Latin American Nautilus Ltd. (a)	Other related party	1	30
Telecom Italia Sparkle S.p.A. (a)	Other related party	3	10
Latin American Nautilus USA Inc. (a)	Other related party	1	2
Latin American Nautilus Argentina S.A. (a)	Other related party	—	1
TIM Participações S.A. (a)	Other related party	—	2
Caja de Seguros S.A. (a) (b)	Other related party	32	23
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	4	5

		137	192

Dividends payables
ABC Telecomunicaciones S.A.	Other related party	17	—

		17	—

NORTEL INVERSORA S.A.

d)	Transactions with related parties

	Transaction description	Type of related party	Nine-month periods ended September 30,
			2013	2012
			Profit (loss)
TIM Participações S.A. (a)	Voice – Wholesale	Other related party	11	11
Telecom Italia Sparkle S.p.A. (a)	Voice – Wholesale	Other related party	16	21
Telecom Italia S.p.A. (a)	Voice – Wholesale	Indirect parent company	2	2
Latin American Nautilus Argentina S.A. (a)	Voice – Wholesale	Other related party	1	—
Caja de Seguros S.A. (a) (b)	Voice – Retail	Other related party	31	59
Caja de Seguros S.A. (a) (b)	Equipment	Other related party	137	42
Standard Bank (b) (c)	Voice – Retail	Other related party	—	2
Standard Bank (b) (c)	Data	Other related party	—	11
Standard Bank (b) (c)	Equipment	Other related party	—	5

Total revenues and other income			198	153

Latin American Nautilus Ltd. (a)	International outbound calls and data	Other related party	(78)	(76)
Grupo Italtel (a)	Maintenance. materials and supplies	Other related party	(16)	(40)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and other	Other related party	(22)	(28)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Indirect parent company	(17)	(16)
TIM Participações S.A. (a)	Roaming	Other related party	(10)	(10)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(6)	(6)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(5)	(3)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security	Other related party	(35)	(25)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(13)	(11)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance	Other related party	(6)	(4)

Total operating costs			(208)	(219)

Standard Bank (b) (c)	Interest	Other related party	—	6

Total financial results			—	6

Grupo Italtel (a)		Other related party	90	37
Telecom Italia S.p.A. (a)		Indirect parent company	—	1

Total purchases of PP&E			90	38

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina – Inversiones S.L.
(c)	This entity is no longer related party as from November 2012.
(d)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately 267.6 on February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. Telecom Argentina’s Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

e)	Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $45 and $38 for the nine-month periods ended September 30, 2013 and 2012, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2013	2012	2013	2012
Salaries (*)	6	5	20	15
Variable compensation (*)	6	7	14	15
Social security contributions	3	3	8	8
Termination benefits	—	—	3	—

	15	15	45	38

(*)	Gross compensation. Social security and income tax retentions are in charge of the employee.

As of September 30, 2013 and 2012, an amount of $17 and $19 remained unpaid, respectively.

As of September 30, 2013 and 2012, Nortel and the Telecom Group have recorded a $15 and $6 provision, respectively, for the fees of their Board of Directors members. The members and alternate members of the Board of Directors do not hold executive positions in Nortel or Company’s subsidiaries.

NORTEL INVERSORA S.A.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

a)	Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $5,264 as of September 30, 2013 (of which $2,299 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)	Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of September 30, 2013, the Telecom Group has recorded provisions in an aggregate amount of $1,339 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,254 included under provisions) and certain amounts deposited in the Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2013, these restricted funds totaled $46 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions (reversals)			Decreases		Balances
	as of December 31, 2012	Capital	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of September 30, 2013
Current
Provision for civil and commercial proceedings	33	—	—	69	—	(4)	98
Provision for labor claims	32	—	—	29	—	(21)	40
Restructuring	54	(iii) (8)	—	—	(46)	—	—
Provision for regulatory, tax and other matters claims	15	—	—	50	—	(19)	46

Total current provisions	134	(8)	—	148	(46)	(44)	184

Non-current
Provision for civil and commercial proceedings	145	56	10	(69)	—	—	142
Provision for labor claims	255	38	20	(29)	—	—	284
Provision for regulatory, tax and other matters claims	432	131	33	(50)	—	—	546
Asset retirement obligations	75	17	6	—	—	—	98

Total non-current provisions	907	(i)242	69	(148)	—	—	1,070

Total provisions	1,041	234	69	—	(46)	(44)	1,254

(i)	Included 225 in Provisions and 17 in Capex.
(ii)	Included in Finance costs.
(iii)	The Restructuring Plan initiated during the last quarter of 2012 finished in June 2013 and 8 has been recovered and was included in “Recovery of restructuring costs”.

	Balances	Additions (reversals)			Decreases		Balances
	as of December 31, 2011	Capital	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of September 30, 2012
Current
Provision for civil and commercial proceedings	16	—	—	19	—	(3)	32
Provision for labor claims	128	—	—	34	(57)	(78)	27
Provision for regulatory, tax and other matters claims	29	—	—	22	(24)	(15)	12

Total current provisions	173	—	—	75	(81)	(96)	71

Non-current
Provision for civil and commercial proceedings	117	15	11	(19)	—	—	124
Provision for labor claims	220	48	29	(34)	(10)	—	253
Provision for regulatory, tax and other matters claims	384	49	16	(22)	—	—	427
Asset retirement obligations	61	7	4	—	—	—	72

Total non-current provisions	782	(i) 119	60	(75)	(10)	—	876

Total provisions	955	119	60	—	(91)	(96)	947

(i)	Included 112 in Provisions and 7 in Capex.
(ii)	Included in Finance costs.

NORTEL INVERSORA S.A.

NOTE 7 – EQUITY

Equity includes:

	September 30, 2013	December 31, 2012
Equity attributable to Nortel (Controlling Company)	6,645	5,457
Equity attributable to non-controlling interest	5,602	4,706

Total equity (*)	12,247	10,163

(*)	Additional information is given in the consolidated statements of changes in equity.

(a)	Capital Stock

The Company has implemented a mechanism that allows Class “B” Preferred Shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” Preferred Shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

(b)	Telecom Argentina’s treasury shares acquisition

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Telecom Argentina’s Board of Directors to decide its total or partial use, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Telecom Argentina’s Board of Directors has approved the following terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process in the market in Argentine pesos so as to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and the Telecom Argentina’s solvency:

•	Maximum amount to be invested: $1,200 million.

•

Maximum amount of shares subject to the acquisition: the amount of Telecom Argentina’s Class “B” ordinary shares, $1 argentine peso of nominal value and with one vote each, that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the Telecom Argentina’s capital stock.

•

Price to be paid by share: between a minimum of $1 argentine peso and a maximum of $32.50 argentine pesos by share. The maximum price to be paid by share may be modified by Telecom Argentina’s Board of Directors.

•	Deadline for the acquisitions: until April 30, 2014.

Telecom Argentina’s Board of Directors, on its meeting held on August 29, 2013, modified the terms and conditions only regards the “price to be paid by share”, which resulted to be between a minimum of $1 argentine peso and a maximum of $40 argentine pesos per share.

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Telecom Argentina’s Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of September 30, 2013 the following treasury shares were acquired by Telecom Argentina:

Transaction date	Treasury shares acquired (a)	Total cost (in millions)	Average cost per share
May 2013	105,800	3	$26.49
June 2013	3,167,382	80	$25.29
July 2013	3,013,883	75	$24.99
August 2013	1,361,547	40	$29.24
September 2013	3,135,542	112	$35.56

Total	10,784,154	310	$28.70

(a)	Every share acquired was an ordinary Class “B” share, $1 argentine peso of nominal value.

The accounting treatment of the above described transactions is disclosed in Note 1 a.2) to these consolidated financial statements.

NORTEL INVERSORA S.A.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Nortel
Fiscal year 2013:
March 31	6,064	1,796	1,112	135	810	436
June 30	6,649	1,821	941	79	658	353
September 30	7,114	1,922	1,195	161	876	470

	19,827	5,539	3,248	375	2,344	1,259

Fiscal year 2012:
March 31	5,126	1,644	1,030	47	691	365
June 30	5,254	1,488	845	22	552	282
September 30	5,645	1,584	918	48	627	335
December 31	6,092	1,840	1,159	70	805	431

	22,117	6,556	3,952	187	2,675	1,413

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2013

1.	Administrative sanctions in connection with Telecom Argentina and Personal service cuts

In the normal course of business, telecommunications service providers face the possibility of having incidents in their networks or other assets with different impacts on services provided. The Regulatory Framework that regulates the service provision of Telecom Argentina and Personal provides for the possibility of interruptions in the provision of the service and also contemplates exemptions of responsibility in case of unforeseen circumstances or force majeure. In particular, the List of conditions of the Mobile Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by Resolution SC No. 60/96) provide for a penalty regime taking into account the period of the service interruption and releasing of any sanction for total service provision interruption for no more than 24 hours and for partial service provision interruptions for periods of less than 7 days. The Telecom Group companies seek the necessary actions to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has recently initiated different administrative procedures against Telecom Argentina and Personal related to different network incidents, including some originated by cases of unforeseen circumstances or force majeure, imposing penalties of different amounts for the companies of the Telecom Group.

NORTEL INVERSORA S.A.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Telecom Argentina	2 1/2 hours	Fine of approximately $0.6 million.

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Personal	2 1/2 hours	Fine of approximately $0.6 million and $10 of reimbursement to each customer affected, with a penalty of $4,690 for each day of delay in complying with the reimbursement.

03/08/2013	Personal	2 hours	Fine of $6 million and $30 of reimbursement to each customer affected, with a penalty of $140,700 for each day of delay in complying with the reimbursement.

04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately $2 million and $60 of reimbursement to each customer affected, with a penalty of $140,700 for each day of delay in complying with the reimbursement.

05/10/2013	Personal	10 hours	Fine of approximately $0.6 million and a daily fine of $ 1,407 per day of delay in complying with reporting required by the CNC with respect to the incident.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, exposing their arguments, based on which such procedures should be released. As of the date of these financial statements, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

2.	Resolution SC No. 1/13

On April 8, 2013, Resolution SC No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, Resolution SC No. 1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of these financial statements, Personal has appealed Resolution SC N° 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

3.	Profit sharing bonds

Different legal actions were brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought and pointing that Decree No. 395/92 was valid and constitutional. However, in August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional. As a result, in the opinion of the legal counsel of Telecom Argentina, there is an increased probability that Telecom Argentina has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

NORTEL INVERSORA S.A.

Said Court decision found the abovementioned Decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, expiration criteria of the statute of limitations, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts. However, in connection with the claims brought by employees and former employees that were not part of the Share Ownership Plan (or SOP) at the time of ENTel privatization, the jurisprudence has rejected the claims.

As of September 30, 2013, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background as of the date of these consolidated financial statements.

Additionally, on June 3, 2013 Telecom Argentina has been notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bond (hereinafter “the bond”) for future periods and for periods for which the statute of limitations is not expired. In order that this claim will be sustained, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

Telecom Argentina, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bond issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

This collective lawsuit is for an unspecified amount. However, the plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in Telecom Argentina’s profit. On the other hand, the lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impacts for Telecom Argentina.

In June 2013, Telecom Argentina filed its arguments and opposed an incompetence petition to the labor courts, issue that has not been resolved as of the date of these financial statements.

Likewise, the Telecom Argentina’s Management, based on the advice of its legal counsel, believes that this lawsuit should not proceed. However we cannot assure that it will be solved in our favor.

4.	Impairment of PP&E

In June 2013, Personal assessed the recoverability of a group of assets recorded in PP&E related to an appraisal and billing system of postpaid subscribers. Taking into account the low performance of such system, and having not reached the goals expected, Personal’s Management has decided to discontinue such system and has recorded an impairment loss in the amount of $50 million, equivalent to its carrying amount.

In addition, in June 2013, Telecom Argentina has assessed the recoverability of certain PP&E items related to some projects undertaken with the public sector and the private sector. Based on the uncertainty of their performance and related future cash flows, the Company’s Management has recorded an impairment loss in the amount of $122 million. This write-down will be reassessed periodically.

Both impairment losses were recorded in Operating costs in item “Impairment of PP&E”.

5.	Resolution SC N º 5/13

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This Resolution approved a “Telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina.

The implementation of this regulation is subject to the elaboration of the auditing and technical verification procedures to be developed by the CNC within 90 business days from the publication of the Resolution.

As of the date of these financial statements, Telecom Argentina and Personal Management is analyzing the effects that this new Resolution could have on its operations and its financial situation, as well as the actions that should be taken.

NORTEL INVERSORA S.A.

6.	Salary agreements

In July 2013 Telecom Argentina concluded the salary negotiation process with various telecommunications unions for the period July 2013 – June 2014. Pursuant to the agreement reached, the unionized employees will receive in two installments, July 2013 and January 2014, different fixed amounts per category, representing an average annual raise of 25%. The increase corresponding to the first installment is approximately 15.5%, and has affected in approximately $110 million Telecom Argentina’s operating results in the third quarter of 2013. Telecom Argentina’s operating results in the fourth quarter of 2013 is estimated to be affected in approximately $71 million.

7.	Financial transactions to mitigate the currency exchange risk

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during the nine-month period ended September 30, 2013 (+18%), and due to the existence of commercial commitments denominated in US Dollars, in June, July and August 2013 Personal entered into several NDF contracts to purchase a total amount of U$S99 million maturing December 2013 and January 2014. The purpose of such NDF is to eliminate the risks associated to the future fluctuations of the exchange rate and to link the payment currency of Personal’s commercial commitments (item covered) to its functional currency. Based on the NDF terms, this instrument has been designated as a cash flows hedge for financial reporting purposes, but the effectiveness requirements set forth in IAS 39 are not complied. As of September 30, 2013, changes in fair value of this NDF have generated a gain of approximately $14, which was recorded in Other current receivables (counter entry in Financial results).

In addition, and with the purpose of mitigating the foreign currency exchange risk, in June and July 2013 Personal acquired Government bonds denominated in US Dollars (Bonar VII and Boden 2015), which bear an annual interest of 7%, also in US Dollars. Results for foreign currency exchange differences generated by such bonds were recorded in item “Foreign currency exchange losses”.

8.	Regulation of Users of Mobile Communication Services

On September 9, 2013, the SC issued Resolution No.12/13, pursuant to which the SC created a citizen participation procedure to express opinions and proposals on the Project of Regulation of Users of Mobile Communication Services (attached to such Resolution as Exhibit I). As of the date of these financial statements such procedure is being carried out by means of various participation forums in various places in Argentina, allowing participants to submit written opinions before the CNC (or its delegations) through a form attached to the Resolution.

As of the date of these financial statements, Personal’s Management is analyzing the proposed project and its implications for the mobile industry.

9.	Amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Income Tax in connection with, among others, the taxation of results derived from transfers of stocks and dividend distributions. It is expected that the law’s scope will be clarified through regulations, which have not been published as of the date of these financial statements.

•	Results derived from transfers of stocks

As from the amendment’s effective date, results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the kind of beneficiary who realizes the gain.

However, results from the transfer of such securities are exempt from such income tax when the latter are listed on stock exchange markets and the gains are realized by individual or undivided estates residents in Argentina.

The results realized by nonresidents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities are also subject to income tax. When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

NORTEL INVERSORA S.A.

•	Dividend distributions

Dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—, by companies and other entities organized in Argentina referred to in Argentine Income Tax Law Sections 69 (a) (1), (2), (3), (6) and (7), and Section 69 (b), are subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continue to be not subject to income tax (notwithstanding the applicability of the so called “Equalization Tax”). Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” (such as, for instance, distributions made from Nortel to Sofora) and regardless of, if applicable, the so called “Equalization Tax”.

10.	Information on changes in the stock participations in Telco S.p.A. (“Telco”)

As informed by Telecom Italia S.p.A. –hereinafter “TI”– in its latest Form 20-F, the Italian company Telco is one of its main shareholders, with a participation of the 22.39% of the voting shares of TI –company that indirectly controls Telecom Argentina S.A. –.

On September 24, 2013, the Company’s Management has become aware that Telefónica, S.A. (de España), hereinafter “Telefónica”, informed to the market that such Spanish company and the other Telco shareholders reached an agreement with respect to the evolution of their shareholdings in Telco. On the same day, September 24, 2013, the Company issued a Relevant Fact notification pursuant to the CNV Rules, reproducing the information published by Telefónica. The pertinent portion of Telefónica’s notification says as follows:

“Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4 % of the voting share capital of Telecom Italia S.p.A.) have reached an agreement by virtue of which:

- As of today, Telefónica has subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 323,772,468 euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%. The current governance at Telco, S.p.A.’s level remains unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both Telefónica and Telecom Italia S.p.A. are present.

Telco, S.p.A. will use the proceeds received from the capital increase to reduce its banking debt.

- Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117,227,532 euros in cash and receiving in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital will be then increased to 70%.

Telco, S.p.A. will use the proceeds received from the second capital increase to partially repay its notes.

- Starting from January 1, 2014, subject to receiving any required relevant antitrust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of the non-voting shares in Telco, S.p.A. held by Telefónica, reaching a maximum of 64.9 % of the voting share capital of Telco, S.p.A.

- The Italian shareholders of Telco, S.p.A. have granted to Telefonica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefonica starting from January 1, 2014 while the Shareholders Agreement remains in effect, except (i) between June 1,2014 and June 30, 2014 and between January 15, 2015 and February 15, 2015, and (ii) during certain periods, in case the Italian shareholders Telco, S.p.A. request the demerger of Telco, S.p.A.

The purchase price of the shares, payable in cash, will be based on the equity of Telco, S.p.A. at the end of the month prior to the closing. For this purpose, the value of the shares in Telecom Italia S.p.A. held by Telco, S.p.A. will be valued at the higher of: (i) 1.10 euros per share of TI, and (ii) the average closing trading price of the 30 days prior to the call option exercise notice.

NORTEL INVERSORA S.A.

- As of today, Telefónica will acquire from the remaining Telco, S.p.A.’s shareholders 23.8% of the non-convertible notes issued by Telco, S.p.A., in exchange of 39,021,411 Telefónica’s treasury shares, which represent 0.9 % of its share capital. In this respect, the remaining Telco, S.p.A.’s shareholders have committed: i) to refrain from selling the aforementioned shares during the next 15th business days, and ii) to assume some restrictions that, in case of sale, ensure an orderly sale of such shares.

- Telefónica has assumed a standstill obligation under which Telefónica commits not to buy shares in Telecom Italia S.p.A. except if a third party acquires a relevant stake (10% or higher) in the aforementioned company.

Madrid, September 24, 2013.”

Further information about Telco Commitment and TI-W Commitment can be consulted at www.telecom.com.ar/compromisos.

11.	Increase in the Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on the Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

During the first nine months of fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of accusations and penalties, as well as the individual amount of each of the latter. In several cases the penalties imposed during this period have had twice the economic value of the penalties imposed to Telecom Argentina in previous fiscal years for the same alleged offences.

As a result of the above, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, losses recorded during the nine-month period ended on September 30, 2013 for contingencies of regulatory nature in Telecom Argentina have significantly increased, reaching an amount of $97 (vs. $37 in 9M12 or +162%), which is included in item “Provisions” in the Income Statement.

NOTE 11 – EVENTS SUBSEQUENT TO SEPTEMBER 30, 2013

Telecom Argentina’s treasury shares acquisition

In connection with the Telecom Argentina’s Treasury Shares Acquisition Process described in Note 7 to the consolidated financial statements, during October 2013 and until the date of issuance of these financial statements, Telecom Argentina has acquired 3,377,756 ordinary Class “B” shares, $1 argentine peso of nominal value, for an aggregate cost of approximately $113.

Patrizio Graziani
President

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50 – Floor 11

Autonomous City of Buenos Aires

Tax code: 30-64389741-1

1.	We have reviewed the accompanying condensed interim consolidated financial statements of Nortel Inversora S.A. (“Nortel”), and its subsidiaries, including the consolidated statement of financial position at September 30, 2013, the consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2013, the consolidated statements of changes in equity and of cash flows for the nine-month period then ended, and the selected explanatory notes. The balances and other information for the year 2012 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

2.	The Company’s Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in paragraph 1., in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.	Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist, mainly, of the application of analytical procedures on the amounts disclosed in the condensed interim consolidated financial statements and of inquiries of the Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4.	Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with International Accounting Standard No. 34.

5.	In accordance with current regulations, in connection with Nortel, we report that:

a)	the condensed interim consolidated financial statements of Nortel are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the condensed interim separate financial statements of Nortel arises from accounting records kept in all formal respects in conformity with legal regulations;

c)	we have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2013, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 50,027.44, none of which was due at that date.

Autonomous City of Buenos Aires, October 30, 2013

PRICE WATERHOUSE & CO. S.R.L.

Dr. Alejandro P. Frechou (Partner)
C,P,C,E,C,A,B,A, Vº 1 Fº 17
Dr. Alejandro P. Frechou Public Accountant (UBA) C,P,C,E,C,A,B,A, V° 156 F° 85

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 21, 2013	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations